December 15, 2008

Larry Spirgel
Assistant Director
Mail Stop 0407
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:	MDC Partners Inc.
Form 10-K for Fiscal Year Ended December 31, 2007 - filed March 10, 2007;
Form 10-Q for Fiscal Quarter Ended September 30, 2008
File No. 1-13178

Dear Mr. Spirgel:

This letter will confirm that MDC Partners (the “Company”) and Melissa Hauber (Securities and Exchange Commission) have agreed that the Company will submit its response to the most recent comments of the Staff of the Division of Corporation Finance (set forth in your letter dated December 11, 2008) on or prior to January 13, 2009.

Please direct any questions concerning the above responses to the undersigned (telephone: (646)429-1803; fax: (212) 937-4365).

Very truly yours,

/s/ Mitchell Gendel
Mitchell Gendel
General Counsel & Corporate Secretary
MDC Partners Inc.

cc:	Melissa Hauber
Robert S. Littlepage, Jr.
     Securities and Exchange Commission

Miles S. Nadal, Chairman, President and Chief Executive Officer
David Doft, Chief Financial Officer
Michael Sabatino, Chief Accounting Officer
Members of the Audit Committee
     MDC Partners Inc.